UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2021

Commission File Number: 001-38746

Woods Investment Co., Ltd.*

(Translation of registrant’s name into English)

Woods Investment Co., Ltd.

11F-1, No. 3 Yuanqu Street

Nangang District,

Taipei City, Taiwan 11503

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

* This report is filed by the Registrant as successor issuer to Taiwan Liposome Company, Ltd. in connection with a share swap transaction between the two companies. Under Rule 12g-3(a), series B-1 special shares of the Registrant are now deemed to be registered under Section 12(g) of the Exchange Act.

Announcement of Delisting from TPEx and Close the Share Swap Deal

In October 2021, Taiwan Liposome Company, Ltd. (the “Company”) made a filing with the Taipei Exchange’s Market Observation Post System announcing the delisting from TPEx and close the share swap deal.

A copy of the Taipei Exchange’s Market Observation Post System filing is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Exhibits

Exhibit Number	Exhibit Description
99.1	Filing with the Taipei Exchange’s Market Observation Post System, dated October 8, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WOODS INVESTMENT CO., LTD.

Date: October 8, 2021	By:	/s/ George Yeh
	Name:	George Yeh
	Title:	Director